UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030638

NO ACT
P.E 1-9-2002
1-00655

March 14, 2002

Patricia J. Martin
Deputy General Counsel and Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039

Act 1934
Section
Rule 14A-8
Public Availability 3/14/2002

Re: Maytag Corporation
Incoming letter dated January 9, 2002

Dear Ms. Martin:

This is in response to your letters dated January 9, 2002, February 5, 2002 and February 6, 2002 concerning the shareholder proposal submitted to Maytag by Nick Rossi. We also have received letters on the proponent's behalf dated January 25, 2002 and March 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

MAYTAG

Patricia J. Martin
Deputy General Counsel
& Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

January 9, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi (Allow simple-majority vote) for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

On September 5, 2001, Maytag Corporation ("Maytag") received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Mr. Nick Rossi (the "Proponent"), with Mr. John Chevedden as his proxy, for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude parts of the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Maytag excludes parts of the Proposal from its proxy materials.

Further, in accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Maytag the undersigned hereby files six copies of this letter and the Proposal with accompanying attachments. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to "simple majority voting." The Proposal states in part:

> ALLOW SIMPLE-MAJORITY VOTE:
>
> ADOPT PROPOSAL THAT SHAREHOLDERS PASSED AT THE 2000 AND 2001 SHAREHOLDER MEETINGS
>
> .....

See attached Exhibit A for entire proposal.

Maytag believes that it properly may exclude portions of the Proposal from the 2002 Proxy Statement and form of proxy. In particular, we believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions.[1] Parts of the Proposal should also be omitted from the proxy materials as contrary to Rule 14a-9 because they contain unsupported generalizations, missing cites, or mis-statements. The Proponent fails to provide authority, and in several instances even a source, for several statements in the Proposal. The reasons for our conclusions are more particularly described below (the statements will be addressed in the order they are made in the Proposal):

1. **"[M]anagement "sent one-sided voting information, limited to management's position only, to thousands of shareholders after the required proxy mailing was complete. The shareholders rejected this one-sided company lobby effort funded by the company treasury. The position that shareholders supported had absolutely no funding from the company treasury."** Paragraphs 4 & 5.

   This statement is false or misleading in the following respects:

   a. In 2000, Maytag mailed supplementary soliciting materials in the form of a letter to 50 institutional shareholders, not "thousands," regarding the 2000 shareholder proposals. The letter was also filed with the SEC. See Exhibit B.

   b. The cost of the solicitation was de minimus. Therefore, the solicitation was not costly.

   c. It is not clear what the point Proponent is making by referring to the "required proxy mailing." Supplementary soliciting material by definition is always mailed after the proxy statement. Moreover, the reference to a mailing after the "proxy mailing" falsely implies that there was something illegal or improper in the supplementary material. This is incorrect.

   d. The mailing in question relates to a 2000 letter. We believe since almost two years has passed since the letter was sent, these allegations are no longer timely. More significantly, we believe that a shareholder proposal is an inappropriate forum for alleging deficiencies in proxy-related actions two years previously.

   e. It is entirely false to state that Mr. Rossi/Chevedden's proposal had no funding from the Company treasury. The proposal was printed in the proxy statement

---

[1]As stated, Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact, or which omit [ ] to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. See *Emerson Electric Co.* (Oct. 27, 2000); and *The Boeing Co.* (Chevedden) (Mar. 6, 2000).

and distributed to all shareholders, a significant expenditure by the Company, even though the Proponent may have expended minimal funds. Because of these false or misleading statements the entire paragraphs should be deleted.

2. **"Dubious Distinction—By not adopting this proposal the directors arguable [sic] have the dubious distinction of not commanding the full support of shareholders on `key rules at the highest level of the company."**

   This statement should be deleted as it is an unsupported statement of opinion.

3. **"A respected survey shows that institutional investors are prepared to pay an 18% premium for good corporate governance. Source: Wall Street Journal."**

   This statement should be deleted as it contains insufficient information to verify the statement (no date or page for the Wall Street Journal reference and no title of the survey).

4. The Proponent cites "**Less-than-optimal rules and practices at Maytag"** followed by list of statements.

   "Super-majority requirements generally lock in rules that harm shareholders."

   No support for this statement.

   "Many institutional shareholders are particular concerned about staggered boards combined with poison pills."

   No support for this statement.

   "Cumulative voting not allowed."

   Not relevant to the Proposal.

   "No shareholder right to call special meetings."

   Not relevant to the Proposal.

   "**Shareholder right to act by written consent not allowed.**"

   Not relevant to the Proposal.

   "Confidential voting not allowed."

   Not relevant to the Proposal.

"Management can use a telephone bank and/or mass mailing to personally contact shareholders and ask them to change their vote after it has been cast."

Not relevant to the Proposal.

Failure by the Proponent to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. In Alaska Air Group, (available March 26, 2000), the Staff in each instance found that the assertions could be omitted, unless the proponent provided factual support. Accordingly, we believe the statements may all be properly omitted from the Proposal.

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Maytag anticipates that the 2002 Proxy Statements will be finalized for printing on or about March 15, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 641-787-8505.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Sincerely,

Patricia J. Martin
Deputy General Counsel and Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM:jkp

Enclosures: Exhibit A: Simple majority shareholder proposal (9/5/01)
Exhibit B: Letter sent to institutional shareholders (April 2000)
Copy of this letter for return acknowledgement
Return self-addressed envelope

cc with enclosures: Nick Rossi
John Chevedden

EXHIBIT A

SIMPLE MAJORITY PROPOSAL

9-5-01

September 5, 2001 Submission at Company Direction

4 – ALLOW SIMPLE-MAJORITY VOTE

[This proposal title – no more, no less – is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity and avoids the perception of misleading shareholders. This title is not intended to be reworked by management into a 2nd title version in the proxy statement and further into a 3rd title on ballots as management did in 2001.]

ADOPT PROPOSAL THAT SHAREHOLDERS PASSED AT THE 2000 and 2001 SHAREHOLDER MEETINGS

Nick Rossi, P.O. Box 249, Boonville, CA 95415, shareholder, submits this proposal for vote at the Maytag Corporation annual meeting.

Maytag shareholders recommend to reinstate simple-majority vote on each issue submitted to shareholder vote to the fullest extent possible. This includes the 80% vote requirement to improve a certain rule at the highest level of the company. Also, request that any change on this proposal topic be put to shareholder vote – as a separate proposal.

Why return to simple-majority vote?

- Under the existing Maytag rule, if 79% of shares vote to improve a key rule at the highest level of the company and 1% vote no – only 1% of shares could force their will on the overwhelming 79% majority.

- Simple-majority proposals like this proposal won 54% APPROVAL from shareholders at major companies in both 1999 and 2000 – *Investor Responsibility Research Center*.

Shareholders passed this proposal topic despite management's failed expenditure of shareholder money to influence the vote.

The 2000 vote was particularly significant since management sent one-sided voting information, limited to management's position only, to thousands of shareholders after the required proxy mailing was complete.

The shareholders rejected this one-sided company lobby effort funded by the company treasury. The position that shareholders supported had absolutely no funding from the company treasury.

Dubious Distinction

By not adopting this proposal the directors arguable have the dubious distinction of not commanding the full support of shareholders on key rules at the highest level of the company.

A respected survey shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

Less-than-optimal rules and practices at Maytag

The following less-than-optimal rules and/or practices at Maytag arguable emphasize that it is increasingly important for Maytag to adopt at least this one proposal to improve – particularly with the sharp drop in stock price from $75:

- Super-majority vote required to approve merger.

- **Super-majority requirements generally lock in rules that harm shareholders.**
- **Poison pill that arguably harms shareholders.**
- Individual directors do not stand for annual election (staggered board).
- **Many institutional shareholders are particularly concerned about** staggered boards combined with poison pills. Maytag has both.
- Cumulative **voting not allowed.**
- No shareholder right to call special **meetings.**
- Shareholder right to act by written consent **not allowed.**
- Confidential voting not allowed.
- Management can use a telephone bank and/or mass mailing to personally contact shareholders and ask them to change their vote after it has been cast.

To simply return Maytag to a competitive rule at the highest level of the company vote to:

ALLOW SIMPLE-MAJORITY VOTE
ADOPT PROPOSAL THAT SHAREHOLDERS PASSED AT THE 2000 and 2001 SHAREHOLDER MEETINGS
YES ON 4

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising any typographical question in advance.

This format contains the emphasis intended. Reformatting, which includes deleting bold text, could create the perception that the company planned in **advance to mislead shareholders on the emphasis given to key points.**

The company is requested to insert the correct proposal number based on the **dates proposals are initially submitted.**

EXHIBIT B

LETTER SENT TO INSTITUTIONAL SHAREHOLDERS

APRIL 2000

[This letter was mailed to 50 Institutional Shareholders]

April 5, 2000

Dear Shareholder:

You should have recently received the Proxy materials for the upcoming annual meeting of Maytag Corporation. We have several items on this year's proxy and would like to take this opportunity to highlight some of the major issues.

- **Maytag 2000 Employee Stock Incentive Plan.** The plan requests an additional 3.9 million shares, which is less than 5% of the shares outstanding on the record date. The Board believes that the Plan will provide incentives, which link and align the personal interests of employees to those of the Corporation's shareholders. A significant amount of total compensation of our higher level employees is at risk in the form of equity-based grants, including performance based stock options. We believe our compensation structure focuses management's attention on developing and implementing strategies that will positively affect the value of the stock over the long term. **The Board of Directors recommends a vote FOR the approval of the Plan.**

- **Shareholder proposal concerning the annual election of the entire Board of Directors.** The purpose of a staggered or classified board of directors is to safeguard the Corporation against the efforts of a third party intent on quickly taking control of the business and not paying fair value for the business and its assets. The board of directors could lose the time needed to evaluate and react to any such third-party offer. The Board also believes that a classified board of directors facilitates continuity and stability in the composition of the Board by assuring that a majority of the Directors at any time will have prior experience and in-depth knowledge of the Corporation. **The Board of Directors recommends a vote AGAINST this proposal.**

- **Shareholder proposal to reinstate simple-majority vote.** The proponent's resolution is so vague that the Board is uncertain what is specifically being requested. There are various super-majority voting provisions in the Certificate of Incorporation. Only one, however, requires an 80% majority. Article Ninth of the Certificate of Incorporation requires an 80% vote of the shares outstanding and entitled to vote when a potential acquiror of the Corporation offers a premium price to some shareholders rather than the same price to all shareholders. The Board believes that it is unfair to permit a potential acquiror to pay a premium price to acquire a position in the Corporation and then offer the remaining shareowners a lower price. A super-majority voting requirement under such circumstances (a Fair Price provision) is necessary to protect the interest of all shareholders.

  The Proponent's resolution might also refer to all super-majority provisions of the Certificate and Bylaws of the Corporation. Super-majority provisions assure that carefully considered corporate governance rules are not replaced without a substantial consensus majority for change. Super-majority provisions along with other defensive tools empower the Board to act in the shareholders' best interests by carefully considering and responding in a reasoned manner to hostile bids. In addition, repeal of all super-majority provisions would repeal the highly desirable Fair Price provision. **The Board of Directors recommends a vote AGAINST this proposal.**

- **Shareholder proposal regarding "Golden Parachutes".** The Corporation's severance pay agreements enable the Corporation to attract and retain top management talent and would encourage executive officers to remain with the Corporation in the face of a potential change of control. Management can remain focused and objective during a potential change of control, rather than being distracted by the uncertainties of their future employment and personal financial situation, thereby allowing them to act decisively to maximize shareholder value for all shareholders. Requiring shareholder approval of executive severance pay agreements would hamper the Corporation's flexibility to act promptly and decisively in attracting and retaining executives and would put the Corporation at a disadvantage to other companies with which it competes for executive management. **The Board of Directors recommends a vote AGAINST this proposal.**

We encourage you to support the recommendations of management on the Stock Incentive Plan and on each of the shareholder proposals. Should you have any questions concerning any of the proxy items, please contact Frederick Wohlschlaeger, Senior Vice President, General Counsel and Secretary (515-787-7040) or John Tolson, Director, Investor Relations (515-787-8136).

Respectfully,

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-792-7000

February 6, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

Attached are three letters regarding the above-referenced matter.

Sincerely,

Patricia J. Martin
Assistant General Counsel and Assistant Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM:jkp

Please acknowledge receipt of these letters by stamping the enclosed copy of the letters and returning them to me in the enclosed envelope.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO PROPOSAL 5

THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSAL CONCERNING SIMPLE MAJORITY VOTING IS NOT IN THE BEST INTERESTS OF THE CORPORATION OR ITS STOCKHOLDERS AND RECOMMENDS A VOTE AGAINST THE PROPOSAL.

(1) Maytag strenuously disagrees with the Proponent's use of the phrase ''one-sided voting information'' as it implies that the voting procedures established by Maytag in 2000 were in some way improper. They were not. Maytag's voting information was precisely correct. Maytag, as well as the Proponent, can legally contact stockholders to explain its point of view and urge stockholders to vote against a proposal if Maytag believes the proposal is not in the best interest of the Corporation. This contact, to only fifty stockholders consisted of a two page letter sent in 2000 at a nominal cost.

(2) The Proponent's resolution is so vague the Board is uncertain what is specifically being requested. There are various super-majority voting provisions in the Certificate of Incorporation. Only one, however, requires an 80% majority. Assuming that the resolution is directed at that provision, Article Ninth of the Certificate of Incorporation requires an 80% vote of the shares outstanding and entitled to vote when a potential acquiror of Maytag offers a premium price to some stockholders rather than the same price to all stockholders.

(3) Your Board believes that it is unfair to the stockholders to permit a potential acquiror to pay a premium price to acquire a position in Maytag, and then offer the remaining shareowners a lower price. A super-majority voting requirement under such circumstances (a Fair Price provision) is necessary to protect the interests of all stockholders. At the 1984 Annual Meeting, the owners of over 83% of the shares represented at the meeting (over two-thirds of the shares issued and outstanding) voted to adopt the Fair Price provision as part of the Certificate of Incorporation.

(4) The Proponent's resolution might also refer to all super-majority provisions of the Certificate and Bylaws of Maytag. Super-majority provisions assure that carefully considered corporate governance rules are not replaced without a substantial consensus majority for change. They are defensive tools that deter a hostile raider from gaining control of the corporation on unfair terms. Super-majority provisions along with other defensive tools empower the Board to act in the best interests of all stockholders by carefully considering and responding in a reasoned manner to hostile bids. In addition, repeal of all super-majority provisions would repeal the highly desirable Fair Price provision.

(5) The Proponent's statement of support references a list of many miscellaneous items which the Board does not believe relate to super-majority voting, such as tenure of directors, cumulative voting, and confidential voting. Adoption of the proposal would have no impact on any of these issues. Maytag is fortunate to have high quality seasoned professionals with diverse business experience as directors.

(6) Adoption of this proposal furthermore, by itself, would not eliminate super-majority provisions. Formal amendments to repeal the super-majority provisions of the Certificate of Incorporation must be adopted by the Board and presented to Maytag's stockholders, and such a request must be approved by the vote of the holders of at least two-thirds of the stock outstanding and entitled to vote at any regular or special meeting of stockholders as to each such super-majority provision (80% with regard to the Fair Price provision).

Although similar proposals submitted by the same stockholder passed at the 2000 and 2001 Annual Meetings, for all the reasons described above, the Board has determined that it is not in the best interest of Maytag stockholders to eliminate super-majority voting as suggested by the Proponent.

The Board of Directors recommends a vote AGAINST this proposal.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 8, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Maytag Corporation (MYG)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Simple Majority Vote

Ladies and Gentlemen:

The company opposing text to this proposal illustrates the double standard that the company promotes for company text and undermines its critique of shareholder text. After a rigorous critique of shareholder text the company has forsaken reasonable standards of accuracy in its own company text.

In other words the company preaches a strict standard for shareholder text while practicing a lose standard for company text.

Thus there is the potential that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9.

5 – Simple Majority Vote
========================

Paragraph 1
• Maytag disagrees with the "Proponent's" phrase.
The merits are the issue here, not the personalities involved.
• Proponent can legally contact shareholders.
Misleading.
The company doe not described how the proponent can equally access and select the 50 stockholders the company targeted.
The company does not describe how the proponent has equal sophistication as the company to identify and contact key shareholders.
The company fails to mention that management can contact other shareholders at no personal expense.

Paragraph 2
• The proponent's resolution is so vague

The company suggests that a proposal, that was not excluded after regulatory review, is an improper proposal.

Paragraph 3
• 83% vote on a bundled 1984 proposal.
Irrelevant.

Paragraph 4
The company misleads shareholders by speculating on how the proposal could be misinterpreted if invalid reasoning processes were used.

Paragraph 7
• As suggested by the Proponent.
The merits are the issue here again, not the personalities involved.

The following continues with the text from the January 25, 2002 shareholder letter.

This is respectfully submitted in response to the Maytag Corporation (MYG) no action request. It is believed that MYG must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Is this company no action request necessary:
The company does not disclose whether it consulted its referenced 50 largest shareholders for feedback on the merits of the company submitting three 2002 no action requests on proposal topics that received substantial votes in 2001.

2) Double standard:
A proposal reference to the 2000 proxy season should be withheld from investors. Yet a specific 2001 company proxy reference to the 1977 proxy season is perfectly proper.
2) To clarify, the company does not claim that the company funded a special solicitation on behalf of shareholder proposals.
2) The company does not give a reason to require knowledge of company funding of special solicitations to be withheld from most investors.
2) The company seems to create the impression that there is no distinction between funds to conduct a special solicitation and funds for the legally required proxy distribution.

3) Company fallacy:
An explicit opinion on shareholder support, with a basis in logic, must be omitted because it is expressed as an opinion.
3) Higher standard for investors only fallacy:
A claim that a well-know corporate governance survey must be omitted because a *Wall Street Journal* page number is not referenced.
3) Meanwhile a lower standard for the company:

For instance, the company response in its 2001 definitive proxy had no supporting information to verify the claim that Maytag voting procedures were proper – except claims "to support" claims.
3) The company claims a supporting statement on super-majority requirements must be deleted because the supporting statement is claimed to not be supported. No better facts, logic or opinion is provided by the company for omission, to justify spending time on this.
3) No grounds for omitting a common sense statement that a single proposal topic deserves attention because the company has a number of less than optimum rules.
3) A similar issue was addressed and viewed not excludablein Caterpillar Inc. (Jan. 10, 2002).

4) Company fallacy:
That the company lobbying of its 50 largest shareholders is irrelevant to the vote results.

In summary, there appear to be 12 issues above with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: MYG
Nick Rossi

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO PROPOSAL 5

THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSAL CONCERNING SIMPLE MAJORITY VOTING IS NOT IN THE BEST INTERESTS OF THE CORPORATION OR ITS STOCKHOLDERS AND RECOMMENDS A VOTE AGAINST THE PROPOSAL.

(1) Maytag strenuously disagrees with the Proponent's use of the phrase "one-sided voting information" as it implies that the voting procedures established by Maytag in 2000 were in some way improper. They were not. Maytag's voting information was precisely correct. Maytag, as well as the Proponent, can legally contact stockholders to explain its point of view and urge stockholders to vote against a proposal if Maytag believes the proposal is not in the best interest of the Corporation. This contact, to only fifty stockholders consisted of a two page letter sent in 2000 at a nominal cost.

(2) The Proponent's resolution is so vague the Board is uncertain what is specifically being requested. There are various super-majority voting provisions in the Certificate of Incorporation. Only one, however, requires an 80% majority. Assuming that the resolution is directed at that provision, Article Ninth of the Certificate of Incorporation requires an 80% vote of the shares outstanding and entitled to vote when a potential acquiror of Maytag offers a premium price to some stockholders rather than the same price to all stockholders.

(3) Your Board believes that it is unfair to the stockholders to permit a potential acquiror to pay a premium price to acquire a position in Maytag, and then offer the remaining shareowners a lower price. A super-majority voting requirement under such circumstances (a Fair Price provision) is necessary to protect the interests of all stockholders. At the 1984 Annual Meeting, the owners of over 83% of the shares represented at the meeting (over two-thirds of the shares issued and outstanding) voted to adopt the Fair Price provision as part of the Certificate of Incorporation.

(4) The Proponent's resolution might also refer to all super-majority provisions of the Certificate and Bylaws of Maytag. Super-majority provisions assure that carefully considered corporate governance rules are not replaced without a substantial consensus majority for change. They are defensive tools that deter a hostile raider from gaining control of the corporation on unfair terms. Super-majority provisions along with other defensive tools empower the Board to act in the best interests of all stockholders by carefully considering and responding in a reasoned manner to hostile bids. In addition, repeal of all super-majority provisions would repeal the highly desirable Fair Price provision.

(5) The Proponent's statement of support references a list of many miscellaneous items which the Board does not believe relate to super-majority voting, such as tenure of directors, cumulative voting, and confidential voting. Adoption of the proposal would have no impact on any of these issues. Maytag is fortunate to have high quality seasoned professionals with diverse business experience as directors.

(6) Adoption of this proposal furthermore, by itself, would not eliminate super-majority provisions. Formal amendments to repeal the super-majority provisions of the Certificate of Incorporation must be adopted by the Board and presented to Maytag's stockholders, and such a request must be approved by the vote of the holders of at least two-thirds of the stock outstanding and entitled to vote at any regular or special meeting of stockholders as to each such super-majority provision (80% with regard to the Fair Price provision).

Although similar proposals submitted by the same stockholder passed at the 2000 and 2001 Annual Meetings, for all the reasons described above, the Board has determined that it is not in the best interest of Maytag stockholders to eliminate super-majority voting as suggested by the Proponent.

The Board of Directors recommends a vote AGAINST this proposal.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Maytag Corporation (MYG)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

This is respectfully submitted in response to the Maytag Corporation (MYG) no action request. It is believed that MYG must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Is this company no action request necessary:
The company does not disclose whether it consulted its referenced 50 largest shareholders for feedback on the merits of the company submitting three 2002 no action requests on proposal topics that received substantial votes in 2002.

2) Double standard:
A proposal reference to the 2000 proxy season should be withheld from investors. Yet a specific 2001 company proxy reference to the 1977 proxy season is perfectly proper.
2) To clarify, the company does not claim that the company funded a special solicitation on behalf of shareholder proposals.
2) The company does not give a reason to require knowledge of company funding of special solicitations to be withheld from most investors.
2) The company seems to create the impression that there is no distinction between funds to conduct a special solicitation and funds for the legally required proxy distribution.

3) Company fallacy:
An explicit opinion on shareholder support, with a basis in logic, must be omitted because it is expressed as an opinion.
3) Higher standard for investors only fallacy:
A claim that a well-know corporate governance survey must be omitted because a *Wall Street Journal* page number is not referenced.

3) Meanwhile a lower standard for the company:
For instance, the company response in its 2001 definitive proxy had no supporting information to verify the claim that Maytag voting procedures were proper – except claims "to support" claims.
3) The company claims a supporting statement on super-majority requirements must be deleted because the supporting statement is claimed to not be supported. No better facts, logic or opinion is provided by the company for omission, to justify spending time on this.
3) No grounds for omitting a common sense statement that a single proposal topic deserves attention because the company has a number of less than optimum rules.
3) A similar issue was addressed and viewed not excludablein Caterpillar Inc. (Jan. 10, 2002).

4) Company fallacy:
That the company lobbying of its 50 largest shareholders is irrelevant to the vote results.

In summary, there appear to be 12 issues above with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: MYG
Nick Rossi

MAYTAG

Patricia J. Martin
Deputy General Counsel
& Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

February 5, 2002

RECEIVED
FEB 07 2002

FACSIMILE and OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi (Allow simple-majority vote) for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

Maytag received a shareholder response to Maytag's Request for No Action from Mr. Chevedden dated January 25, 2002. The shareholder makes no change in the proposal or its supporting statements. Therefore, all of Maytag's earlier contentions still apply.

If the staff wishes to discuss this matter in more detail, please contact us. We look forward to the staff's determination.

Sincerely,

Patricia J. Martin

PJM:jkp

Cc: Nick Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2002

The proposal relates to reinstating simple majority voting on all matters that are submitted to shareholder vote.

We are unable to concur in your view that Maytag may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "to thousands . . ." and ends " . . . was complete";
- delete the statement that begins "The position that . . ." and ends " . . . the company treasury";
- recast the statement that begins "By not adopting . . ." and ends " . . . of the company" as the proponent's opinion;
- revise the statement that begins "A respected survey . . ." and ends ". . . Wall Street Journal" to provide a date of publication for the referenced source;
- provide factual support in the form of a citation to a specific source for "Super-majority requirements generally lock in rules that harm shareholders";
- revise the statement that begins "Many institutional shareholders . . ." and ends ". . . with poison pills" to specifically identify the institutional investors and provide a citation to a specific source; and

- delete the statements that begin "Cumulative voting not allowed . . . " and end " . . . after it has been cast."

Accordingly, unless the proponent provides Maytag with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Maytag omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor